

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Edward McGee
Chief Financial Officer
Grayscale Ethereum Trust (ETH)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 30, 2024**
> **File No. 000-56193**

Dear Edward McGee:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Information Statement on Schedule 14C

General

1. We note that you have included excerpted sections from Grayscale Ethereum Mini Trust (ETH)'s registration statement on Form S-1 in Annex A. Please confirm that to the extent there are changes made to the disclosure in that Form S-1, you will revise the disclosure in Annex A accordingly.

2. Please revise the Questions and Answers section to discuss the prohibition on Staking and the related consequences discussed on page A-34, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons